SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                          ----------------------------




                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                             (AMENDMENT NO.  )
                          ------------------------------


                    WINDSOR REAL ESTATE INVESTMENT TRUST 8
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)

                                   97374210
                                (CUSIP Number)
                          -----------------------------

                              TAMARA D. FISCHER
                           CHATEAU COMMUNITIES, INC.
                           6430 SOUTH QUEBEC STREET
                           ENGLEWOOD, COLORADO 80111
                               (303) 741-3707

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                          -----------------------------

                                   COPY TO:

                              JAY BERNSTEIN, ESQ.
                              ROGERS & WELLS LLP
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                          ------------------------------



                                 MAY 21, 1998
            (Date of Event which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. <square>
-------------------------------------------------------------------------------

                            (Continued on following pages)


                                  (Page 1 of 5 Pages)

CUSIP No. 97374210              13D                                Page 2 of 5



   1.      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                             CHATEAU COMMUNITIES INC.

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                       (a)<square>
                                                                                       (b)<square>

   3.      SEC USE ONLY

   4.      SOURCE OF FUNDS

                             WC

   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                         <square>
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                             UNITED STATES


                    7.  SOLE VOTING POWER

  NUMBER OF                  20,323

   SHARES           8.  SHARED VOTING POWER

BENEFICIALLY
                    9.  SOLE DISPOSITIVE POWER
   OWNED  BY
                             20,323
    EACH

 REPORTING

PERSON WITH         10.   SHARED DISPOSITIVE POWER



  11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                         <square>
  13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                             9.8%

  14.      TYPE OF REPORTING PERSON

                             CO

                             SCHEDULE 13D

ITEM 1.    SECURITY AND ISSUER.

     This Statement relates to shares of common stock (the "Common Shares"), $0.01 par value per Share, of Windsor Real Estate Investment Trust 8, a Californian business trust (the "Issuer"). The Issuer's principal executive offices are located at 6430 South Quebec Street, Englewood, Colorado 80111.


ITEM 2.    IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by Chateau Communities Inc., ("Chateau") a Maryland real estate investment trust ("REIT").

     The information provided in the Definitive Proxy Statement previously filed by Chateau in connection with its Annual Meeting held on May 21, 1998 is hereby incorporated by reference for this Item 2.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 11, 1998 Chateau acquired 19,139 Common Shares of the Issuer for a purchase price of $25 per share (the "Acquisition") for a total amount of $478,475. Chateau used its working capital for the Acquisition.

ITEM 4.    PURPOSE OF TRANSACTION.

     The Acquisition was performed to increase Chateau's equity interest in the Issuer. In addition, it is expected that Chateau will soon purchase at least an additional 130,000 Common or Preferred Shares. Upon such acquisition, the Issuer will become the primary vehicle through which Chateau will realize a full range of growth opportunities, including acquisition of additional proper-ties, community expansion and, to a lesser extent, new community development and redevelopment of existing communities. As of the date of this Schedule 13D, Chateau beneficially owns directly and indirectly 9.8% of the Issuer voting stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) As of the date of this Schedule 13-D, Chateau directly and through its wholly-owned subsidiary, The Windsor Corporation, advisor to the Trust (the "Advisor"), is the record and beneficial owner of 19,339 shares of Common Shares and 984 Shares of Preferred Shares, constituting in the aggregate 9.8% of the Issuer shares issued and outstanding. Chateau has the sole voting and dispositive powers with respect to these shares.

           (c) Other than the acquisition described in this subsection (c), Chateau has not effected any transactions in the Common and Preferred Shares during the 60 days prior to May 11, 1998.

           (d) No other person other than Chateau has the right to receive, or the power to direct receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Common and Preferred Shares of the Issuer owned by Chateau.

           (e) Not applicable.

ITEM 6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR   RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           Investment Manager Agreement entered between Chateau and the Issuer; Advisory Agreement entered into between the Advisor and the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The Agreements listed in Item 6 above will be filed in a subsequent Amendment to this Schedule 13-D.

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  MAY 11, 1998



                            CHATEAU COMMUNITIES, INC.


                            By:  /S/ TAMARA D. FISCHER
                                 ---------------------------------
                                 Name: Tamara D. Fischer
                                 Title: Chief Financial Officer